Exhibit 99.1

Wearable Devices Secures U.S. Patent for Breakthrough Voice and Gesture Control Technology, Enhancing Leadership in AI Wearables Market

Yokneam Illit, Israel, Sept. 10, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (the “Company” or “Wearable Devices”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced that the United States Patent and Trademark Office has granted a significant patent titled “Gesture and Voice-Controlled Interface Device” which covers a groundbreaking technology that integrates gesture recognition and voice control, enhanced by biometric authentication.

This patent positions Wearable Devices to capture significant share in high-growth segments, including consumer electronics and enterprise applications.

The newly granted patent enables a more natural and intuitive way for people to interact with smart devices, including smartphones, laptops, and extended reality (XR) systems. The patent refers to a system that combines the strengths of voice commands and gestures to create a fluid and precise user experience.

For instance, voice is ideal for high-level tasks, like issuing a command to connect a device, while gestures excel at precise, continuous adjustments. Instead of relying solely on one method, users can seamlessly combine both - issuing a voice command to initiate an action and then using a hand gesture for fine-tuned control.

This eliminates the awkwardness of using voice alone for detailed tasks or gestures alone for complex commands, showcasing the seamless synergy between the two modes of interaction.

The patent also includes an optional layer of biometric authentication using unique neural and voice signatures, which verifies the user’s identity through personalized bio-signals. This enhanced security feature offers a significant advantage over traditional voice-only systems that lack a way to verify the user.

“While voice control is a powerful tool in smart environments, it often falls short in precision, personalization, and security,” said Guy Wagner, co-founder, President and Chief Scientific Officer of Wearable Devices.

“By integrating gesture recognition and verifying the user through neural and voice-based signatures, we’re redefining what natural interaction with technology looks like. This patent paves the way for interfaces that are not only intuitive but also personalized and secure, unlocking a more seamless and trustworthy human-machine relationship.”

This patent complements Wearable Devices’ growing intellectual property portfolio, which includes multiple patent families covering the use of bio-potential sensors for next-generation human-machine interfaces. The Company’s strategy is to maintain flexible and global protection for technologies that enable natural, secure, and immersive interactions with digital devices.

About Wearable Devices

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments.

By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the potential benefits and advantages of our newly granted U.S. patent, including anticipated improvements in natural and intuitive human-machine interactions, potential applications in consumer electronics and enterprise markets, the role of biometric authentication in enhancing security and personalization, our expectations regarding the continued expansion and strengthening of our intellectual property portfolio and our strategy. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact
Michal Efraty
IR@wearabledevices.co.il